Exhibit 99.1

EQONEX Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Singapore – December 21, 2022: As announced on July 26, 2022, EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”) (Interim Judicial Managers Appointed) received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) on July 21, 2022 that the Company was not in compliance with Listing Rule 5550(a)(2) as the bid price of the Company’s listed securities had closed at less than US$1.00 per share over the last 30 consecutive business days from June 7, 2022 to July 20, 2022. In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until January 17, 2023, to regain compliance with Listing Rule 5550(a)(2).

On December 19, 2022, the Company received another notice from Nasdaq that for the past 13 consecutive trading days, the closing bid price of the Company’s common stock has been below $0.10. Accordingly, pursuant to Listing Rule 5810(c)(3)(A)(iii), this matter serves as an additional basis for delisting the Company’s securities from Nasdaq.

The Company will present its views with respect to this additional deficiency at its hearing with the Nasdaq Hearings Panel. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules for continued listing on Nasdaq.

For investor and media inquiries, please contact:

Investor Relations at ir@eqonex.com